FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Deason, James E.	2. Issuer Name and Ticker or Trading Symbol Wolverine Tube, Inc. (WLV)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
X Director                                       10% Owner
X Officer (give title below)          Other (specify below)

Executive Vice President, Chief Financial Officer and Secretary

(Last) (First) (Middle) 200 Clinton Avenue West Suite 1000	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 31, 2002
(Street) Huntsville, AL 35801		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	1/20/02		F	496	D	$12.10		D
Common Stock	1/30/02		D(1)	4,130	D	N/A		D
Common Stock	4/11/02		A(2)	3,092	A	N/A		D
Common Stock	7/20/02		F	332	D	$5.98	17,855	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options (right to buy)	$8.60	4/11/02		A	1,500		4/11/02	9/15/04	Common Stock	1,500	(6)	1,500	D
Employee Stock Options (right to buy)	$8.60	4/11/02		A	3,750		4/11/02	3/21/05	Common Stock	3,750	(6)	3,750	D
Employee Stock Options (right to buy)	$8.60	4/11/02		A	6,000		4/11/02	1/25/06	Common Stock	6,000	(6)	6,000	D
Employee Stock Options (right to buy)	$8.60	4/11/02		A	6,000		4/11/02	2/13/07	Common Stock	6,000	(6)	6,000	D
Employee Stock Options (right to buy)	$8.60	4/11/02		A	2,500		(3)	4/21/07	Common Stock	2,500	(6)	2,500	D
Employee Stock Options (right to buy)	$8.60	4/11/02		A	8,500		(4)	2/25/08	Common Stock	8,500	(6)	8,500	D
Employee Stock Options (right to buy)	$8.60	4/11/02		A	10,500		4/11/02	1/21/09	Common Stock	10,500	(6)	10,500	D
Employee Stock Options (right to buy)	$8.60	4/11/02		A	18,553		(5)	4/11/12	Common Stock	18,553		18,553	D

Explanation of Responses:

(1) Represents forfeiture of unvested shares of restricted stock.
(2) Represents award of restricted stock that vests in two equal annual installments beginning on April 11, 2003.
(3) 2,000 option shares were exercisable on April 11, 2002, and the remaining option shares vested on April 21, 2002.
(4) 6,800 option shares were exercisable on April 11, 2002, and the remaining option shares vest on February 25, 2003.
(5) The option vests in three equal annual installments beginning on April 11, 2003.
(6) On October 2, 2001, the reporting person surrendered to the Company for cancellation options to purchase an aggregate of 77,500 shares of common stock in connection with the Company's stock option exchange offer. On April 11, 2002, the reporting person received replacement options to purchase one share of common stock in exchange for every two option shares cancelled. The terms and conditions of each replacement option are substantially similar to those of the corresponding cancelled option, including the expiration date and vesting schedule.

By: /s/ Allen E. Dillard Allen E. Dillard, attorney-in-fact **Signature of Reporting Person	February 13, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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